UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Announces 2013 First Quarter Results”.

The financial statements tables included in the press release (pages 4-6 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Ehud Helft / Kenny Green Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com http://www.novameasuring.com	Investor relations Contacts: CCG Investor Relations Tel: +1-646-201-9246 E-mail: info@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2013 FIRST QUARTER RESULTS

Rehovot, Israel - April 30, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2013 first quarter results.

Highlights for the First Quarter of 2013

•	Quarterly revenues of $27.4 million, up 24% from the fourth quarter of 2012

•	Blended gross margin of 54%

•	GAAP Net income of $2.4 million, or $0.09 per diluted share

•	Non-GAAP Net income of $3.6 million, or $0.13 per diluted share

•	Positive cash flow from operations of $2.8 million

Management Comments

“Following very strong bookings in the fourth quarter, our revenues in the first quarter increased 24% sequentially and produced earnings at the high end of our guidance,” said Gabi Seligsohn, President and CEO of Nova. “During the first quarter we focused mostly on extensive delivery of 28nm equipment to foundries, as well as small quantities of 20nm equipment to support an initial ramp up at that technology node. As planned, we continued to increase our investment in future success through higher operating expenses, and in parallel we were able to generate positive cash flow of $2.8 million. We ended the quarter with $94 million in cash.”

“Looking ahead, we now expect the 28nm ramp up to extend further than previously anticipated and continue deep into the second half of the year, as more customers have crossed the relevant yield threshold. This trend is being further enhanced by an initial move to 20nm pilot production, with an expected steep ramp up towards the end of the year and well into 2014. We are seeing signs of possible pickup in demand on the memory front for some near term specific reasons, yet it is difficult to anticipate when a broad sustained pickup in memory demand will occur. In the last few years we were able to show exceptional business results, which were based mainly on the foundry ramp up, hence we believe that a possible return of the memory segment to a sustained investment cycle, will further fuel our growth”.

Nova will discuss the results, along with its outlook and guidance for the second quarter of 2013, on a conference call today, April 30, 2013, beginning at 5:30pm ET. A webcast of the call will be available at: http://ir.novameasuring.com.

2013 First Quarter Results

Total revenues for the first quarter of 2013 were $27.4 million, an increase of 21% relative to the first quarter of 2012, and an increase of 24% relative to the fourth quarter of 2012.

Gross margin for the first quarter of 2013 was 54%, compared with 56% in the first quarter of 2012 and 50% in the fourth quarter of 2012.

Operating expenses in the first quarter of 2013 were $11.8 million, compared with $9.3 million in the first quarter of 2012 and $11.4 million in the fourth quarter of 2012.

On a GAAP basis, the company reported net income of $2.4 million, or $0.09 per diluted share, in the first quarter of 2013. This compares to a net income of $2.7 million, or $0.10 per diluted share, in the first quarter of 2012, and a net income of $2.5 million, or $0.09 per diluted share, in the fourth quarter of 2012.

On a Non-GAAP basis, which excludes deferred income tax adjustments, stock based compensation expenses and loss related to equipment and inventory damage, the company reported net income of $3.6 million, or $0.13 per diluted share, in the first quarter of 2013. This compares to a net income of $4.1 million, or $0.15 per diluted share, in the first quarter of 2012, and a net income of $1.0 million, or $0.04 per diluted share, in the fourth quarter of 2012.

Total cash reserves at the end of the first quarter of 2013 were $94.3 million.

Conference call details

To attend the conference call today, April 30, 2013, at 5:30pm ET, please dial in the US: 1 877 249 9037; or internationally +972 3 763 0147 or +1 212 444 0896.

To attend the conference call in Hebrew, on May 1, 2013, at 11:00am Israel Time, please dial +972 3 918 0609.

Nova’s financial results conference call on April 30, 2013 will be webcast live from a link on Nova’s website at http://ir.novameasuring.com, together with a presentation to accompany the conference call.

Replays of both the English and Hebrew conference calls will be available from the same link.

About Nova

Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasring.com.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, loss related to equipment and inventory damage as well as deferred income taxes adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2013	2012

CURRENT ASSETS
Cash and cash equivalents	20,872	15,963
Short-term interest-bearing bank deposits	73,054	75,039
Trade accounts receivable	19,005	17,362
Inventories	16,794	17,827
Deferred income tax assets	1,241	1,850
Other current assets	3,584	2,549
	134,550	130,590
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	405	405
Other long-term assets	428	516
Severance pay funds	1,869	1,873
	2,702	2,794

FIXED ASSETS, NET	9,771	8,660

TOTAL ASSETS	147,023	142,044

CURRENT LIABILITIES
Trade accounts payable	10,746	10,819
Deferred income	4,170	4,775
Other current liabilities	9,798	8,444
	24,714	24,038

LONG-TERM LIABILITIES
Liability for employee severance pay	2,790	2,806
Deferred income	825	159
Other long-term liability	268	270
	3,883	3,235

SHAREHOLDERS' EQUITY	118,426	114,771

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	147,023	142,044

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012

REVENUES
Products	22,341	17,016	18,767
Services	5,084	5,082	3,835
	27,425	22,098	22,602

COST OF REVENUES
Products	9,079	7,390	7,195
Services	3,580	3,644	2,829
	12,659	11,034	10,024

GROSS PROFIT	14,766	11,064	12,578

OPERATING EXPENSES
Research and Development expenses, net	7,499	7,117	5,581
Sales and Marketing expenses	3,224	3,102	2,881
General and Administration expenses	1,119	1,191	842
	11,842	11,410	9,304

OPERATING PROFIT (LOSS)	2,924	(346)	3,274

INTEREST INCOME, NET	130	337	409

INCOME BEFORE INCOME TAXES	3,054	(9)	3,683

INCOME TAXES BENEFIT (EXPENSES)	(659)	2,481	(946)

NET INCOME FOR THE PERIOD	2,395	2,472	2,737

Earnings per share:
Basic	0.09	0.09	0.10
Diluted	0.09	0.09	0.10

Shares used for calculation of earnings per share:
Basic	26,854	26,679	26,541
Diluted	27,261	27,317	27,234

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,395	2,472	2,737
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	824	858	577
Loss related to equipment and inventory damage	-	509	-
Amortization of deferred stock-based compensation	585	609	420
Increase (decrease) in liability for employee termination benefits, net	(11)	104	(10)
Deferred income taxes	609	(1,806)	910
Increase in trade accounts receivables	(1,643)	(2,461)	(5,089)
Decrease (increase) in inventories	(560)	143	(3,604)
Decrease (increase) in other current and long term Assets	(720)	250	(531)
Increase (decrease) in trade accounts payables and other long-term liabilities	(75)	(2,392)	3,737
Increase (decrease) in other current liabilities	1,344	414	(241)
Increase in short and long term deferred income	61	207	1,160
Net cash provided by (used in) operating activities	2,809	(1,093)	66

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	1,985	(18,110)	8,368
Decrease in long-term interest-bearing bank deposits	-	140	--
Proceeds from (investments in) short-term held to maturity securities	-	1,554	(54)
Additions to fixed assets	(342)	(1,512)	(573)
Net cash provided by (used in) investment activities	1,643	(17,928)	7,741

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	457	12	71
Net cash provided by financing activities	457	12	71

Increase (decrease) in cash and cash equivalents	4,909	(19,009)	7,878
Cash and cash equivalents – beginning of period	15,963	34,972	18,716
Cash and cash equivalents – end of period	20,872	15,963	26,594

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012

GAAP Net income for the period	2,395	2,472	2,737

Non-GAAP Adjustments:
Stock based compensation expenses	585	609	420
Income taxes expenses (benefits)	609	(2,553)	910
Loss related to equipment and inventory damage	--	509	--

Non-GAAP Net income for the period	3,589	1,037	4,067

Non-GAAP Net income per share:
Basic	0.13	0.04	0.15
Diluted	0.13	0.04	0.15

Shares used for calculation of Non-GAAP net income per share:
Basic	26,854	26,679	26,541
Diluted	27,261	27,317	27,234